August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:       Russell Mancuso
Tom Jones

Re:                             Vitae Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-198090)

Filed August 12, 2014

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), and in connection with the submission of a letter dated August 14, 2014 (the “Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2014 (the “Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on June 27, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.  For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement filed on August 27, 2014, as applicable.

Critical Accounting Policies and Significant Judgments and Estimates, page 61

Stock-Based Compensation, page 64

12. Please tell us the estimated initial public offering price range.  To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please tell us in your response the significant factors contributing to the difference.

To assist the Staff in its evaluation of the Company’s stock compensation, the Company has provided the analysis in this letter. Please note that the per share amounts do not reflect the impact of an anticipated reverse stock split of the Company’s outstanding common stock and preferred stock, which the Company plans to effect prior to the closing of the Company’s initial public offering (“IPO”).

The Company will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

GRANTS OF COMMON STOCK OPTIONS IN THE PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the previous twelve months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date:

Grant Date	Number of Common Shares Underlying Options Granted	Exercise Price Per Common Share	Estimated Fair Value Per Common Share
September 25, 2013	10,000	$0.16	$0.16
March 26, 2014	285,000	$0.16	$0.16
June 25, 2014	7,627,279	$0.23	$0.23

DETERMINATION OF FAIR VALUE OF COMMON STOCK

In the absence of a public trading market for the Company’s common stock, the Company’s Board of Directors was required to estimate the fair value of the Company’s common stock at each option grant date. The Company’s Board of Directors  used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair value at each option grant date, including input from management, external market conditions affecting the life sciences industry, the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of securities senior to the common stock at the time of each grant, the Company’s results of operations and financial position, the status of the Company’s research and development efforts, the Company’s stage of development and business strategy and the likelihood of achieving a liquidity event such as an IPO or sale of the Company.  In determining the estimated fair value of the Company’s common stock, the Company’s Board of Directors also considered the fact that the common stock is not freely tradable in the public market, such that the estimated fair value of the Company’s common stock at each grant date reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

The Company has historically utilized the Hybrid approach, which combines the concepts of the option pricing method (“OM”), and the Probability Weighted Expected Return Method (“PWERM”), in a single framework.

The OM treats common stock as call options on the enterprise’s value, to be distributed among the common and convertible preferred security classes, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, by extension, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OM uses the Black-Scholes option pricing model to price the call option. The OM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasting discrete exit events would be highly speculative.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the rights of each share class. The PWERM estimates the common stock value to the Company’s stockholders under possible future scenarios. The value per share under each scenario is then probability weighted and the resulting weighted values per share are summed to determine the fair value per share of the Company’s common stock. In the IPO scenarios, it is assumed that all outstanding shares of the Company’s preferred stock will convert into common stock. Over time, as the Company achieves certain Company-related milestones, the probability of each scenario is evaluated and adjusted accordingly.

The Hybrid approach employs the concepts of the PWERM for a range of exit scenarios and OM for scenarios where the Company remains private.

The Company believes that variables and the probability weighting of each potential liquidity event used in its OM and PWERM analyses was an appropriate methodology in 2013 and 2014, in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the life sciences industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

VALUATIONS AND OPTION GRANTS OVER THE PREVIOUS 12 MONTHS

June 30, 2013 Valuation and September 2013 and March 2014 Grants.  The June 30, 2013 valuation took into account the continued progress of the Company’s clinical programs partnered with Boehringer Ingelheim GmbH (“BI”) and its pre-clinical programs, including the expected completion of BI’s 11β HSD1 Phase 1 clinical trial and beginning of Phase 2a testing within a year, the anticipated start of BI’s BACE Phase 1 clinical trial and the receipt of the related milestone payment from BI and the Company’s initiation of its RORγt program.  The OM and PWERM approaches were considered equally viable in determining fair value of the common stock and as such, were weighted equally in arriving at a single fair value determination for the common stock.

The OM approach, after applying a marketability discount of 30.0%, indicated a fair value of the common stock (on an aggregate minority, non-marketable basis) of $0.14 per share as of June 30, 2013.

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

The PWERM method indicated a fair value of the common stock (on an aggregate minority, non-marketable basis), of $0.18 per share as of June 30, 2013.  This valuation approach used a a marketability discount of 30% and an estimated time to a liquidity event of 2.0 to 3.0 years.  PWERM probabilities were as follows:  40% sale of company with no conversion of the Company’s preferred stock; 20% IPO at a lower valuation; 10% IPO at a higher valuation; 20% liquidation at a higher valuation with no value to the common stock; and 10% liquidation at a lower valuation with no value to the common stock.

Based on the Company’s capitalization at June 30, 2013 and averaging both the OM and PWERM methods, the fair value of the Company’s common stock (on an aggregate minority, non-marketable basis) was estimated to be $0.16 per share.

As a result of the above analysis, the Company’s Board of Directors estimated the fair value of the Company’s common stock to be $0.16 as of June 30, 2013. Accordingly, the common stock options granted in the third quarter of 2013 were granted with an exercise price of $0.16.

Despite the fact that the June 30, 2013 valuation was not contemporaneous, the determination was made by the Company’s Board of Directors that between June 30, 2013 and the issuance of the March 2014 options, the fair value of the Company’s common stock had remained the same since the intervening events in the Company to the extent not previously anticipated in the earlier valuation, when considered in aggregate, had resulted in neither an increase nor a decrease in common stock value. During the intervening time period, the Company continued to expend resources on its research and development efforts; however, there were no significant clinical milestone achieved during this time period that were not already anticipated in the June 30, 2013 valuation.  Accordingly, the Company’s Board of Directors estimated the fair value of the Company’s common stock to be $0.16 as of the date of the March 2014 grants and the common stock options were granted with an exercise price of $0.16.

June 24, 2014 Valuation and June 2014 Grants.  In the June 24, 2014 valuation, the Board of Directors determined that the fair value of the Company’s common stock was $0.23 per share in connection with stock option grants after consideration of numerous objective and subjective factors.  Since March 2014, there had been continued progress of the Company’s clinical programs partnered with BI and its pre-clinical programs, including the continued progress of the 11β HSD1 and BACE programs by BI, the Company’s preclinical progress and plans to commence Phase 1 studies for its RORγt and LXRβ product candidates.  In addition, in May 2014, the Company engaged investment bankers in connection with a proposed IPO and the Company made significant progress during May and June in preparation for an IPO.

The PWERM method used a marketability discount of 15.0% to 33.0% and an estimated time to a liquidity event of 0.5 to 1.5 years, which took into consideration the Company’s accelerated timeline for completing an IPO and its related progress in its IPO preparation including the engagement of investment bankers and the hiring in May 2014 of a new Chief Financial Officer and a Chief Business Officer, both with significant public company experience.  PWERM probabilities were as follows:  15% IPO at a higher valuation; 28.75% IPO at a lower valuation; 6.25% sale of the Company with no value to the common stock; 9.38% bridge financing followed by an IPO at a higher; 9.38% bridge financing followed by an IPO at a lower valuation; 9.38% bridge financing followed by sale of company with no value to the common stock; 9.38% staying private (OM method); and 12.5% asset sale with no value to the common stock.  The resulting fair value of the Company’s common stock was $0.23 per share.  The increase in the fair value of common stock of $0.07 was primarily attributable to the events describe above and the Board of Directors estimation of the probability of the near-term IPO scenario.

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

The Company’s progress in the IPO process was offset by a deteriorating IPO market for development stage biotechnology companies in the second quarter of 2014, which created uncertainty about the Company’s ability to complete an IPO.  In the IPO scenarios, the Company assumed all outstanding shares of convertible preferred stock would convert into common stock.

Based on the Company’s capitalization at the time, the application of the Hybrid approach resulted in a fair value of the Company’s common stock (on an aggregate minority, non-marketable basis) estimated to be $0.23 per share as of June 24, 2014.

As a result of the above analysis, the Company’s Board of Directors estimated the fair value of the Company’s common stock to be $0.23 as of June 24, 2014. Accordingly, the common stock options granted in June 2014 were granted with an exercise price of $0.23.

DISCUSSION OF ESTIMATED OFFERING PRICE

The Company advises the Staff that on August 25, 2014, the Company’s lead underwriters advised the Company that, based on the then-current market conditions, they would recommend to the Company a preliminary estimated price range of $*** to $*** per share, with a midpoint of $*** per share, for the Company’s common stock for this offering (the “Preliminary Price Range”).  Please note that the foregoing per share amounts do not reflect the impact of an anticipated reverse stock split of the Company’s outstanding common stock, which the Company plans to effect prior to the closing of the IPO.

The Company would like to note that when the Company’s Board of Directors estimated the fair value of the Company’s common stock for purposes of the September 2013, March 2014 and June 2014 grants, the valuations were calculated on a fully-diluted basis and included all shares of common stock subject to outstanding options and restricted stock units.  However, when the Preliminary Price Range was determined the treasury stock method was utilized.  As such, if the Preliminary Price Range were calculated using the same pre-IPO equity value of the Company as used by the lead underwriters when advising the Company on August 25, 2014, but with the shares of common stock subject to outstanding options and restricted stock units included rather than the treasury stock method, the adjusted preliminary price range would have been $*** to $*** per share (the “Adjusted Preliminary Range”), with a midpoint of $*** per share (the “Adjusted Midpoint”).

As is typical in IPOs, the preliminary estimated price range for the offering was derived by quantitative and qualitative analysis that differed from the methodology previously used by the Company.  Among the factors that were considered in setting the estimated price range prepared by the Company’s lead underwriters for the offering were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•                  the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•                  an assumption that there would be a receptive public trading market for clinical stage biotechnology companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Adjusted Midpoint of $*** per share, exceeds the estimated fair value of the Company’s common stock of $0.23 per share as of June 24, 2014 (the “June Valuation Price”), by $*** per share.  The

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

Company respectfully submits that the difference between the June Valuation Price and the Adjusted Midpoint Price is primarily attributable to the fact that the methodology applied for determining the June Valuation Price incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stock, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted from their future value and (ii) the application of a discount to liquidity event.  In contrast, the Adjusted Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock in the IPO.  Additionally, the Adjusted Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability as an active trading market for the common stock is expected to exist following the IPO.  As a result, the Adjusted Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

In the June 24, 2014 valuation, an aggregate probability weighting of 62.5% was assigned to four IPO scenarios.  In these scenarios, the estimated fair value of the Company’s common stock ranged from $0.22 per share to $0.54 per share.

The June 24, 2014 valuation also utilized other probability weighted liquidity scenarios in which liquidation preferences of the Company’s preferred stockholders received all proceeds and thus there was no value assumed for common stock.  These scenarios, which included a Company sale scenario weighted at 6.25%, a Company sale following a bridge financing scenario weighted at 9.38% and an asset sale weighted at 12.5%, resulted in a fair value determination of $0.00 per share.

The Company respectfully submits that the IPO scenarios resulted in a higher fair value per share determination than the other liquidity event scenarios because under the IPO scenarios, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering.  Accordingly, after applying the indicated probability weighting, the consideration of these liquidity event scenarios accounted for approximately $*** per share of common stock of the $*** per share of common stock difference between the June Valuation Price and the Adjusted Midpoint Price.

In addition, the Company’s valuation utilized a present value discount factor based on a 12% weighted average cost of capital over a period of between approximately 0.5 years and 1.5 years based on near term and longer term IPO timing scenarios.  The application of the discount factor accounted for approximately $*** per share of the approximate $*** per share difference between the June Valuation Price and the Adjusted Midpoint Price.

The Company believes that the remaining difference between the June Valuation Price and the Adjusted Midpoint Price is attributed to the fact that the June 2014 valuation utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO.  In addition, following the June 2014 valuation, the Company became entitled to receive a $6.0 million payment from BI in the third quarter of 2014 as a result of the satisfaction of a development milestone under its 11β HSD1 agreement with BI.  Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s lead underwriters.

Based on the analysis above the Company believes the exercise price of its common stock option grants appropriately reflected the fair value of its common stock on the respective grant date.

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.

Please contact me or, in my absence, Jay K. Hachigian, at (617) 648-9101, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Keith J. Scherer

Keith J. Scherer
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey Hatfield

Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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CONFIDENTIAL TREATMENT REQUESTED BY VITAE PHARMACEUTICALS, INC.